1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date May 8, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended 31 December 2007 (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 a.m. on 27 June 2008 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) to deal with the following matters:

AS ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2007;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2007;

3.	To consider and approve the audited financial statements of the Company as at and for the year ended 31 December 2007;

4.	To consider and approve the proposed profit distribution plan (the cash dividend distribution plan) of the Company for the year ended 31 December 2007, and to authorize the Board to distribute such dividends to the shareholders of the Company;

5.	To consider and approve the respective re-appointments of the following persons as the non-worker representative executive Directors of the fourth session of the Board for a term of three years, which will become effective upon the conclusion of the AGM:

(i)	Mr. Wang Xin (re-appointment)

(ii)	Mr. Geng Jiahuai (re-appointment)

(iii)	Mr. Yang Deyu (re-appointment)

(iv)	Mr. Shi Xuerang (re-appointment)

(v)	Mr. Chen Changchun (re-appointment)

(vi)	Mr. Wu Yuxiang (re-appointment)

(vii)	Mr. Wang Xinkun (re-appointment)

(viii)	Mr. Zhang Baocai (re-appointment)

6.	To consider and approve the respective new appointments or re-appointment (as the case may be) of following persons, upon the retirement of Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi, as the independent non-executive Directors of the fourth session of the Board for a term of three years which will become effective upon conclusion of the AGM:

(i)	Mr. Pu Hongjiu (re-appointment)

(ii)	Mr. Zhai Xigui (new appointment)

(iii)	Mr. Li Weian (new appointment)

(iv)	Mr. Wang Junyan (new appointment)

7.	To consider and approve the respective new appointments or re-appointment (as the case may be) of following persons as the non-worker representative supervisors of the fourth session of the supervisory committee, which will become effective upon conclusion of the AGM:

(i)	Mr. Song Guo (re-appointment)

(ii)	Mr. Zhou Shoucheng (new appointment)

(iii)	Mr. Zhang Shengdong (re-appointment)

(iv)	Ms. Zhen Ailan (new appointment)

8.	To determine the remuneration of the directors and Supervisors of the Company for the year ending 31 December 2008;

9.	To consider and approve the “Resolution on the Purchase of Liability Insurance for Directors, Supervisors and Senior Officers”; and

10.	To consider and approve the appointments of Grant Thornton and Shine Wing Certified Public Accountants Ltd as the Company’s international and PRC auditors for the year 2008, respectively, and to approve an aggregate annual remuneration of RMB6.96 million for the annual auditing and internal control evaluation auditing services, and to authorize the Board to fix and pay their other service fees.

AS SPECIAL RESOLUTIONS:

11.	To consider and approve the following resolution:

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20 % of the number of H Shares in issue as at the date of the this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

12.	To consider and approve the following resolution:

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph 11(b) above) during which the Board may exercise the power of the Company to repurchase the issued H Shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the AGM of the Company to be held on 27 June 2008 and the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the holders of H Shares and at a class meeting of the holders of Domestic Shares to be convened for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 30 of the Articles of Association of the Company;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)	amend the Articles of Association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC.”

(e)	Conditional upon:

(i)	the special resolutions relating to the general mandate for the issue of additional H Shares;

(ii)	the special resolution for the grant of a general mandate to repurchase shares at the AGM and;

(iii)	the special resolutions to be as set out in the notice of class meeting for the holders of H Shares and class meeting for the holders of Domestic Shareholders, respectively, being passed,

the aggregate nominal amount of the H Shares of the Company which will be repurchased by the Company subject to the authority of the Directors granted under the special resolutions pursuant to the AGM and the class meetings shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to special resolution numbered 11 above.”

Note:	Please also refer to the announcement of the Company dated 18 April 2008 on resolutions passed at the 16th meeting of the third session of the Board, which was published on the website of The Stock Exchange of Hong Kong Limited.

By Order of the Board of Directors
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong, the PRC, 9 May 2008

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 27 May 2008 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

(B)	Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary of the Board no later than Friday, 6 June 2008.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from Wednesday, 28 May 2008 to Thursday, 26 June 2008, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the AGM and be qualified for entitlement to the proposed dividends for the year ended 31 December 2007 must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong) no later than 4:00 p.m. Tuesday 27 May 2008.

(F)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

As at the date of this notice, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

Attached: Biographical Details of the Candidates for the Election of Directors and Candidates for the Election of Supervisors

BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR THE ELECTION OF DIRECTORS AND CANDIDATES FOR THE ELECTION OF SUPERVISORS

The biographical details of the candidates for re-appointment as the non-worker representative executive Directors of the fourth session of the Board

WANG Xin, aged 49, a researcher in engineering technique application and a doctor of engineering technology, the Chairman of the Board. Mr. Wang is also the Vice Chairman of the board, the General Manager and the Party Committee Deputy Secretary of Yankuang Group, the chairman of Yankuang Xinjiang Neng Hua Company Limited, the Chairman of Yanmei Heze Nenghua Company Limited, the Chairman of Yancoal Australia Pty Limited and the Chairman of Austar Coal Mine Pty Limited. Mr. Wang joined the predecessor of the Company in 1982 and became the Vice General Manager of Yankuang Group in 2000. He was appointed as the director of the board of directors and vice general manager of Yankuang Group in 2002 and was appointed as the vice chairman of the board of directors and the general manager of Yankuang Group in 2003. In 2004, he was appointed as a Director and the chairman of the Board. Since 2007, he has been the party committee deputy secretary of Yankuang Group and the chairman of Yankuang Xinjiang Neng Hua Company Limited. He was graduated from China University of Mining and Technology. Save as disclosed above, Mr. Wang does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Wang Xin had not received any remuneration from the Company in respect of his services as an executive Director of the Company.

GENG Jiahuai, aged 57, a researcher in engineering technique application, is the Vice Chairman of the Board of the Company and at the same time the Chairman of the board of directors and the Party Committee Secretary of Yankuang Group. During the period from 1985 to 2002, Mr. Geng successively acted as the deputy director of Zibo Mining Bureau, the head of the Zibo Safety and Supervision Bureau and the director general of Zibo Mining Bureau. Mr. Geng joined Yankuang Group in 2002 and became the general manager, the vice chairman of the board of directors and the party committee deputy secretary of Yankuang Group. Mr. Geng was appointed the chairman of the board of the directors and the party committee secretary of Yankuang Group in 2003. Mr. Geng became a director of the Company in 2002 and the vice chairman of the Company in 2004. He was graduated from Shandong Mining Institute. Save as disclosed above, Mr. Geng does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Geng Jiahuai had not received any remuneration from the Company in respect of his services as an executive Director of the Company.

YANG Deyu, aged 59, a researcher in engineering technique application, is the Vice Chairman of the Board and the General Manager of the Company. He is also a director of the board of Yankuang Group, and the vice chairman of Yankuang Xinjiang Neng Hua Company Limited. Mr. Yang joined the Company’s predecessor in 1968 and became the deputy director of Yanzhou Mining Bureau in 1994, and the deputy general manager of the Company’s predecessor and the head of the Safety and Supervision Bureau in 1996. He is also the Director of Yanmei Heze Nenghua Company Limited, the Chairman of Yanzhou Coal Yulin Neng Hua Company Limited, a Director of Yancoal Australia Pty Limited and a Director of Austar Coal Mine Pty Limited. Mr. Yang was appointed as an executive director and the general manager of the Company in 1997 and the vice chairman of the Board and the general manager of the Company in 2002. Mr. Yang was appointed as a director of Yankuang Group in 2004 and was appointed as the vice chairman of Yankuang Xinjiang Neng Hua Company Limited in 2007. He was graduated from Shandong Mining Institute. Save as disclosed above, Mr. Yang does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Yang had not received any remuneration from the Company in respect of his services as an executive Director of the Company.

As at the Latest Practicable Date, Mr. Yang had a long position in 20,000 domestic shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance.

SHI Xuerang, aged 53, a senior engineer, is a Director of the Company and Deputy General Manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He joined Yankuang Group as a deputy general manager in 2003 and was appointed a Director of the Company in 2005. He graduated from Shandong Mining Institute. Save as disclosed above, Mr. Shi does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Shi Xuerang had not received any remuneration from the Company in respect of his services as an executive Director of the Company.

CHEN Changchun, aged 55, a senior accountant, is a Director of the Company and a Director, the Chief Accountant, the Chief Legal Advisor of Yankuang Group and a Director of Yankuang Xinjiang Neng Hua Company Limited. Mr. Chen joined the Company’s predecessor in 1984 and became the chief accountant and a director of Yankuang Group in 1998 and 2004, respectively. Mr. Chen was appointed as a director of the Company in 2005 and was appointed as the chief legal advisor of Yankuang Group in

2006 and a director of Yankuang Xinjiang Neng Hua Company Limited in 2007. He was graduated from Beijing Coal Cadre Institute. Save as disclosed above, Mr. Chen Changchun does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Chen Changchun had not received any remuneration from the Company in respect of his services as an executive Director of the Company.

WU Yuxiang, aged 46, a senior accountant, is a Director and the Chief Financial Officer of the Company. Mr. Wu joined the Company’s predecessor in 1981 and became the chief accountant of the finance department of the Company’s predecessor in 1996. Mr. Wu became the manager of the finance department of the Company in 1997, and was appointed as a director and the chief financial officer of the Company in 2002. Mr. Wu is also a Director of Yanmei Heze Nenghua Company Limited, a Director of Yanzhou Coal Shanxi Neng Hua Company Limited, a Director of Yanzhou Coal Yulin Neng Hua Company Limited, a Director of Yancoal Australia Pty Limited, a Director of Austar Coal Mine Pty Limited. Since 2007, he is also the chairman of the supervisory committee of Huadian Zouxian Power Generation Company Limited. He was graduated from Shandong TV University. Save as disclosed above, Mr. Wu does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, the total remuneration of Mr. Wu as a Director of the Company was RMB206,000.

As at the Latest Practicable Date, Mr. Wu had a long position in 20,000 domestic shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance.

WANG Xinkun, aged 55, a senior economist, is a Director and the Deputy General Manager of the Company. Mr. Wang joined the Company’s predecessor in 1977. Mr. Wang became a manager of the coal transportation and sales department of the Company in 2000, and a deputy general manager of the Company in 2002. He became a Director of the Company in 2004. He is also a director of Yanzhou Coal Shanxi Neng Hua Company Limited and a director of Shandong Yanmei Shipping Co., Ltd. Since 2007, he is also the vice-chairman of Huadian Zouxian Power Generation Company Limited. He graduated from Tianjin University. Save as disclosed above, Mr. Wang does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, the total remuneration of Mr. Wang Xinkun as an executive Director of the Company was RMB235,000.

ZHANG Baocai, aged 40, a senior accountant, is a director and the board secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. He was appointed a director, the board secretary, the head of the Secretariat of the Board and the head of the Information Management Department of the Company in 2006. He is also a Director of Yancoal Australia Pty Limited and a Director of Austar Coal Mine Pty Limited. Mr. Zhang graduated from Nankai University. Save as disclosed above, Mr. Zhang does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, the total remuneration of Mr. Zhang Baocai as a Director and secretary to the board of the Company was RMB205,000.

The term of appointment of each of Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai will expire at the forthcoming AGM and each of them has offered himself for re-appointment.

As far as the Directors are aware and save as disclosed above, each of Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai did not hold any directorships in other public listed companies in the last three years. Save as disclosed above, each of them does not have any relationship with any other Directors, supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In relation to the re-appointment of each of Wang Xin, Geng Jiahuai, Yang Deyu, Shi Xuerang, Chen Changchun, Wu Yuxiang, Wang Xinkun and Zhang Baocai as Directors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of Shareholders.

Subject to shareholders’ approval for their respective re-appointments, each of Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2010 annual general meeting of the Company.

At the 16th meeting of the third session of the Board held on 18 April 2008, it was proposed that conditional upon achieving the operational targets of the Company for the year 2008 and subject to shareholders’ approval, the average remuneration of the executive Directors who have received directors’ remuneration from the Company for the year 2007, including Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai, shall be determined at the amount representing an increment of 8% of the average remuneration of the executive Directors of the Company for the year 2007. In determining the remuneration of Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai for the year ending 31 December 2008, factors including the executive Director’s respective duties and responsibilities with the Group as well as the prevailing market rate will also be taken into account. For the executive Directors who did not receive any director’s remuneration in the year ended 31 December 2007, they shall not receive any remuneration for the year 2008.

The biographical details of the candidates for new appointment or re-appointment as the independent non-executive directors of the fourth session of the Board

PU Hongjiu, aged 71, professor-level senior engineer, is an independent non-executive Director of the Company. He is the first vice chairman of the China Coal Industry Association and the chairman of Coal Industry Association of China International Association. Mr. Pu was a party group member and the head of disciplinary inspection unit of the State Administration of Work Safety and State Administration of Coalmine Safety in 2001. He has been the chairperson of China Coal Academy since 2001 and the first vice-chairman of the China Coal Industry Association since 2003. He became an independent non- executive director of the Company in 2005. He graduated from Hefei Mining Institute. He is also an independent non-executive director of Shanghai Datun Energy Company Limited and Shenhua Ningxia Coal Mining Group Corporation Limited, respectively. Save as disclosed above, Mr. Pu does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, the total remuneration of Mr. Pu Hongjiu as a Director of the Company was RMB96,000.

ZHAI Xigui, 65 years old, senior auditor. Mr. Zhai is the Chairman of China Audit Association. Mr. Zhai was appointed as the chief auditor and deputy secretary of the party committee of China Audit Ministry in 1999. In 2003, he was appointed as a member of the 10th National People’s Congress and a committee member of the finance and economic committee of the 10th National People’s Congress. In 2005, he served as the chairman of China Audit Association. Mr. Zhai graduated from the Central Institute of Finance and Banking. Save as disclosed above, Mr. Zhai does not have any other position in any other companies of the Group.

LI Weian, 51 years old, a doctor of management and economics, a professor of Nankai University. Mr. Li is an independent non-executive director of Offshore Oil Engineering Co., Ltd. He is the Dean of Nankai University Commercial College, Director of the Corporate Governance Research Centre, a member of the Academic Subject Assessment Unit of the Academic Degrees Committee of the State Council, a deputy director of the Business Administration Guidance Committee of the Ministry of Education, and enjoys government allowance. Mr. Li was appointed as the Dean of Nankai University Commercial College in 1997, and appointed as the first liberal Changjiang scholar in 2006. In addition, Mr. Li was an independent non-executive director of Shanxi Guoyang New Energy Co., Ltd. from 2003 to 2006. Mr. Li graduated from Nankai University and Keio University. Save as disclosed above, Mr. Li does not have any other position in any other companies of the Group.

WANG Junyan, 37 years old, a doctor of finance. Mr. Wang is the Chairman and Chief Investment Officer of China Shenghai Investment Management Company Ltd., Chief Investment Supervisor of CITIC Securities International Investment (HK) Limited. Mr. Wang was the managing director of First Shanghai Financial Holdings Limited in 1997. In 2007, he was appointed as the chairman and chief investment officer of China Shenghai Investment Management Company Ltd. Besides, he also served as an independent non-executive director of Livzon Pharmaceutical Group Inc. and an independent non- executive director of China Aerospace International Holdings Limited. Mr. Wang graduated from Hong Kong University. Save as disclosed above, Mr. Wang does not have any other position in any other companies of the Group.

Mr. Pu Hongjiu, whose term of appointment expires at the forthcoming AGM, has offered himself for re- appointment. The proposed appointment of Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan are to replace Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi who will retire at the conclusion of the forthcoming AGM.

As far as the Directors are aware and save as disclosed above, each of Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan did not hold any directorships in other public listed companies in the last three years. Save as disclosed above, each of them does not have any relationship with any other Directors, supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Company has received a confirmation of independence from each of Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan pursuant to Rule 3.13 of the Hong Kong Listing Rules and on this basis, the Company considers them to be independent.

The average remuneration of the independent non-executive Director in 2007 was RMB100,500. At the 16th meeting of the third session of the Board held on 18 April 2008, it was proposed that conditional upon achieving the operational targets of the Company for the year 2008 and subject to shareholders’ approval, the average remuneration of the independent non-executive Directors of the Company shall be determined at the amount representing an increment of 8% of the average remuneration of the independent non-executive Directors of the Company for the year 2007. The Company will also take into consideration the operational conditions of the Company, the respective duties and responsibilities of the independent non-executive Directors as well as the prevailing market rate in determining their remuneration.

Subject to shareholders’ approval for their respective re-appointment or appointments, each of Pu Hongjiu, Zhai Xigui, Li Weian and Wang Junyan will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2010 annual general meeting of the Company.

In relation to the re-appointment of Pu Hongjiu and the new appointments of each of Zhai Xigui, Li Weian and Wang Junyan as independent non-executive Directors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of Shareholders.

The biographical details of the candidates for new appointment as non-worker representative supervisors of the fourth session of the supervisory committee of the Company

SONG Guo, aged 53, a senior administrative officer, is the Vice Chairman of the Supervisory Committee of the Company and a Deputy Secretary of the Party Committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He joined Yankuang Group in 2003 and was the secretary of the disciplinary inspection committee from 2003 to 2007. He became a deputy secretary of the party committee of Yankuang Group in 2004 and the vice-chairman of the supervisory committee of the Company in 2005. He graduated from Shandong University. Save as disclosed above, Mr. Song does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Song Guo had not received any remuneration from the Company in respect of his services as a Supervisor of the Company.

As at the Latest Practicable Date, Mr. Song Guo had a long position in 1,800 domestic shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance.

ZHOU Shoucheng, aged 56, professor-level senior administrative officer, the Secretary of the Disciplinary Inspection Committee and the Chairman of the Labor Union of Yankuang Group. Mr. Zhou joined the Company’s predecessor in 1979. During the period from 1984 to 2002, Mr. Zhou successively acted as the secretary of Youth League Committee of Xinglongzhuan Coalmine, the secretary of Youth League Committee of Yankuang Group, the secretary of the party committee of Beixu Coalmine, the secretary of the party committee and the deputy head of Xinglongzhuang coalmine. He became the chairman of the Labor Union of Yankuang Group in 2002 and the secretary of the Disciplinary Inspection Committee of Yankuang Group in 2007. He graduated from Shandong Coalmine Cadre Institute. Save as disclosed above, Mr. Zhou does not have any other position in any other companies of the Group.

ZHANG Shengdong, aged 51 is a senior accountant, a Supervisor of the Company. He is also the Deputy Chief Accountant and the Head of the Finance Department and the Finance Company Preparatory Office of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the deputy chief accountant in 1997. He became a supervisor of the Company and the head of the finance company preparatory office of Yankuang Group in 2002. Mr. Zhang was appointed as the Head of the Finance Department of Yankuang Group in 2006. He is also the chairman of the supervisory committee of Yanzhou Coal Shanxi Neng Hua Company Limited. He graduated from China University of Mining and Technology. Save as disclosed above, Mr. Zhang does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Zhang Shengdong had not received any remuneration from the Company in respect of his services as a Supervisor of the Company.

ZHEN Ailan, aged 51, is a senior accountant and a senior auditor, the Deputy Chief of Auditing Department of Yankuang Group. Ms. Zhen joined the Company’s predecessor in 1980. She became the Deputy Chief of Auditing Office of Yankuang Group in 2002 and the Deputy Chief of auditing Department of Yankuang Group in 2005. Ms. Zhen was graduated from the Northeastern Finance and Economics University. Save as disclosed above, Ms. Zhen does not have any other position in any other companies of the Group.

Subject to shareholders’ approval for their respective re-appointment or appointments, each of Song Guo, Zhou Shoucheng, Zhang Shengdong, Zhen Ailan will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2010 annual general meeting of the Company. The supervisors of the Company to be elected by the Shareholders comprising Song Guo, Zhou Shoucheng, Zhang Shengdong, Zhen Ailan will not receive any remuneration from the Company for the year ending 31 December 2008.

As far as the Directors are aware and save as disclosed above, each of Song Guo, Zhou Shoucheng, Zhang Shengdong, Zhen Ailan did not hold any major office in other public listed companies in the last three years. Save as disclosed above, each of them does not have any relationship with any other Directors, supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In relation to the each of the re-appointments of Mr. Song Guo and Mr. Zhang Shengdong and the new appointments of each of Mr. Zhou Shoucheng and Ms. Zhen Ailan as Supervisors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of Shareholders.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of proxy for use at the Annual General Meeting for the year end 31 December 2007

The Number of Shares Represented by the Proxy Form[1]

I/We2 ____________________________________________________________________________________________________

of2 ______________________________________________________________________________________________________

being the registered holder(s) of                                               H shares of RMB1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT3 the Chairman of the Annual General Meeting or of                                                                                                                        as my/our proxy/proxies to attend on my/our behalf the Annual General Meeting of the Company (and/or at any adjournment thereof) to be held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China at 8:30 a.m. on 27 June 2008. The proxy/proxies will vote on the resolutions listed in the Notice of Annual General Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

AS ORDINARY RESOLUTIONS			FOR[4]	AGAINST[4]	ABSTAIN[4]
1.	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2007;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2007;

3.	To consider and approve the audited financial statements of the Company as at and for the year ended 31 December 2007;

4.	To consider and approve the proposed profit distribution plan (the cash dividend distribution plan) of the Company for the year ended 31 December 2007, and to authorize the Board to distribute such dividends to the shareholders of the Company;

5.	To consider and approve the respective re-appointments of the following persons as the non-worker representative executive Directors of the fourth session of the Board for a term of three years, which will become effective upon the conclusion of the AGM:

	(i)	Mr. Wang Xin (re-appointment)

	(ii)	Mr. Geng Jiahuai (re-appointment)

	(iii)	Mr. Yang Deyu (re-appointment)

	(iv)	Mr. Shi Xuerang (re-appointment)

	(v)	Mr. Chen Changchun (re-appointment)

	(vi)	Mr. Wu Yuxiang (re-appointment)

	(vii)	Mr. Wang Xinkun (re-appointment)

	(viii)	Mr. Zhang Baocai (re-appointment)

6.	To consider and approve the respective new appointments or re-appointment (as the case may be) of following persons, upon the retirement of Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi, as the independent non-executive Directors of the fourth session of the Board for a term of three years which will become effective upon conclusion of the AGM:

	(i)	Mr. Pu Hongjiu (re-appointment)

	(ii)	Mr. Zhai Xigui (new appointment)

	(iii)	Mr. Li Weian (new appointment)

	(iv)	Mr. Wang Junyan (new appointment)

7.	To consider and approve the respective new appointments or re-appointment (as the case may be) of following persons as the non-worker representative supervisors of the fourth session of the supervisory committee, which will become effective upon conclusion of the AGM:

	(i)	Mr. Song Guo (re-appointment)

	(ii)	Mr. Zhou Shoucheng (new appointment)

	(iii)	Mr. Zhang Shengdong (re-appointment)

	(iv)	Ms. Zhen Ailan (new appointment)

AS ORDINARY RESOLUTIONS				FOR[4]	AGAINST[4]	ABSTAIN[4]
8.	To determine the remuneration of the directors and Supervisors of the Company for the year ending 31st December 2008;

9.	To consider and approve the “Resolution on the Purchase of Liability Insurance for Directors, Supervisors and Senior Officers”; and

10.	To consider and approve the appointments of Grant Thornton and Shine Wing Certified Public Accountants Ltd as the Company’s international and PRC auditors for the year 2008, respectively, and to approve an aggregate annual remuneration of RMB6.96 million for the annual auditing and internal control evaluation auditing services, and to authorize the Board to fix and pay their other service fees.

AS SPECIAL RESOLUTIONS				FOR[4]	AGAINST[4]	ABSTAIN[4]
11.	To consider and approve the following resolution:

“THAT:

	(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

		(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

		(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20 % of the number of H Shares in issue as at the date of the this resolution; and

		(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

	(b)	for the purpose of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

		(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

		(ii)	the expiration of a 12-month period following the passing of this resolution; or

		(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

	(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

AS SPECIAL RESOLUTIONS				FOR[4]	AGAINST[4]	ABSTAIN[4]
12.	To consider and approve the following resolution:

“THAT:

	(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph 11(b) above) during which the Board may exercise the power of the Company to repurchase the issued H Shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

	(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution

	(c)	the approval in paragraph (a) above shall be conditional upon:

		(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the AGM of the Company to be held on 27 June 2008 and the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the holders of H Shares and at a class meeting of the holders of Domestic Shares to be convened for such purpose;

		(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

		(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 30 of the Articles of Association of the Company;

	(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorised to:

		(i)	amend the Articles of Association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

		(ii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC.”

	(e)	Conditional upon:

		(i)	the special resolutions relating to the general mandate for the issue of additional H Shares;

		(ii)	the special resolution for the grant of a general mandate to repurchase shares at the AGM and;

		(iii)	the special resolutions to be as set out in the notice of class meeting for the holders of H Shares and class meeting for the holders of Domestic Shareholders, respectively, being passed,

the aggregate nominal amount of the H Shares of the Company which will be repurchased by the Company subject to the authority of the Directors granted under the special resolutions pursuant to the AGM and the class meetings shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to special resolution numbered 11 above.”

Signature(s)[7]:	Date: 2008

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name.
2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.
3.	If a person other than the Chairman of the Annual General Meeting is to be appointed as proxy, please delete “the Chairman of the Annual General Meeting or” and insert into the blank space the name(s) and address(es) of the proxy/proxies appointed. Each Shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy/proxies need not be (a) Shareholder(s). Proxies of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
4.	Important: If you wish to vote for any resolution, tick the box marked “FOR”. If you wish to vote against any resolution, tick the box marked “AGAINST”. If you wish to abstain from a resolution, tick the appropriate box marked “ABSTAIN”. Failure to tick a box will entitle your proxy/proxies to cast your vote at his/their discretion. Your proxy/proxies will also be entitled to vote at his/their discretion on any resolution properly put to the Annual General Meeting other than those referred to in the notice convening the Annual General Meeting.
5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organization, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.
6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited not less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof.
7.	A proxy attending the Annual General Meeting must present his proof of identity.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPLY SLIP FOR THE 2007 ANNUAL GENERAL MEETING

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We intend to attend (in person/by a proxy/proxies)(4) the annual general meeting of the Company for the year ended 31st December, 2007 to be held at 8:30 a.m. on 27th June 2008, at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China.

Name(s) (as shown in the register of members)(1)

Number of domestic/H shares registered under my/our name(s)(3)(4)

Identity card/passport number(2)(4)

Identification code of shareholder

Correspondence address(1)

Telephone number

Signature(s):	Date: 2008

Notes:

1.	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.
2.	Please attach a photocopy of your identity card/passport.
3.	Please attach a photocopy of your proof of share ownership.
4.	Please delete the option which is not applicable in “domestic/H”, “in person/by a proxy/proxies” and “Identity card/passport”.
5.	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC no later than 6th June 2008. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310